Exhibit 1.1

QUANTUMSCAPE CORPORATION

SERIES F CLOSING AGREEMENT

This Series F Closing Agreement (this “Closing Agreement”) is made as of March 30, 2021, by and among QuantumScape Corporation, a Delaware corporation (the “Company”), QuantumScape Battery, Inc. (f/k/a QuantumScape Subsidiary, Inc.), a Delaware corporation (“QuantumScape Battery”), and Volkswagen Group of America Investments, LLC, a Delaware limited liability company (the “Investor”). As set forth in further detail below, this Closing Agreement amends the Series F Preferred Stock Purchase Agreement dated as of May 14, 2020 (as amended, the “Purchase Agreement”), by and between QuantumScape Battery, and the Investor, as amended by Amendment No. 1 to Series F Preferred Stock Purchase Agreement, dated as of September 3, 2020, by and among the Company, QuantumScape Battery, and the Investor pursuant to which, among other things, the Company became a party to the Purchase Agreement. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Purchase Agreement.

RECITALS

The Purchase Agreement, as amended, provided that the Investor would invest approximately $200,000,000 to purchase Class A Common Stock of the Company, such investment to be made in two equal closings. The First Closing was held on December 1, 2020. The Investor’s obligation to complete the Second Closing was contingent upon the Company satisfying a technical milestone set forth in Section 7.2 of the Purchase Agreement.

The Investor has confirmed to its satisfaction that the Company has met the technical milestone set forth in Section 7.2 of the Purchase Agreement. The Company and the Investor wish to complete the Second Closing as soon as permitted under applicable law.

Under the Hart-Scott-Rodino Antitrust Improvements Act (“HSR”), the parties may not complete the transaction until notifications of the proposed increase in the Investor’s equity holding in the Company have been filed with the applicable authorities by the Company and the Investor, and the HSR waiting period has expired or been terminated early or clearance under applicable Antitrust Laws has been received. The parties filed the aforementioned HSR notifications on March 24, 2021 (the “HSR Filing”).

The Company and the Investor wish to amend the Purchase Agreement, among other things, to extend the Second Closing End Date and to provide that the Second Closing will be held promptly after expiration or termination of the HSR waiting period or receipt of any clearance under applicable Antitrust Laws.

NOW, THEREFORE, the Company and the Investor agree as follows:

AGREEMENT

1. Amendment of Second Closing End Date. Section 2.5 of the Purchase Agreement is hereby amended to change the definition of “Second Closing End Date” in such section to read as follows:

“Second Closing End Date” shall mean the earlier of (i) the tenth (10th) Business Day following the date of expiration or early termination of the HSR waiting period or receipt of any clearance under applicable Antitrust Laws and (ii) June 30, 2021.

2. Acknowledgment of Fulfillment of General Closing Conditions. The Investor acknowledges receipt of the Officer’s Certificate, good-standing certificates, Secretary’s Certificate and legal opinion required under Section 6.4 of the Purchase Agreement concurrent with the execution and delivery of this Closing Agreement. The Investor agrees that, other than the expiration or early termination of the HSR waiting period or receipt of any clearance under applicable Antitrust Laws, the Company has fulfilled the conditions to the Second Closing set forth in Section 6 of the Purchase Agreement. The parties agree that, notwithstanding anything to the contrary contained in the Purchase Agreement, the representations and warranties of the Company in the Second Closing shall be made as of the date hereof and not as of the date of the Second Closing.

3. Acknowledgment of Fulfillment of Second Closing Conditions. The Investor agrees that the Company has met the technical milestone set forth in Section 7.2 of the Purchase Agreement and, other than the expiration or early termination of the HSR waiting period or receipt of any clearance under applicable Antitrust Laws, fulfilled the other conditions to the Second Closing set forth in Section 7 of the Purchase Agreement.

4. Reasonable Best Efforts. Each of the parties agrees to use its reasonable best efforts to effect the Second Closing as promptly as practicable following the date hereof, including by using such efforts to obtain the expiration or early termination of the HSR waiting period.

5. Agreement to Effect Second Closing. The parties agree that the Second Closing will be held no later than the fifth (5th) Business Day following the date of expiration or early termination of the HSR waiting period or receipt of any clearance under applicable Antitrust Laws. On that date, the Investor will pay the Company $100,000,013.24 by wire transfer. Upon receipt of funds, the Company will issue to Investor 15,221,334 shares of Class A Common Stock of the Company.

6. Full Force and Effect. Except as amended hereby, the Purchase Agreement shall remain in full force and effect. On or after the date hereof, each reference in the Purchase Agreement to “this Agreement,” “the Agreement,” “hereunder,” “herein” or words of like import shall mean and be a reference to the Purchase Agreement as amended by this Closing Agreement.

7. Governing Law. This Closing Agreement shall be governed in all respects by the internal laws of the State of California as applied to agreements entered into among California residents to be performed entirely within California, without regard to principles of conflicts of law.

8. Successors and Assigns. Except as otherwise provided in the Purchase Agreement, the provisions of this Closing Agreement shall inure to the benefit of and be binding upon the respective successors assigns, heirs, executors and administrators of the parties.

9. Counterparts. This Closing Agreement may be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

2

IN WITNESS WHEREOF, the parties hereto have executed this Closing Agreement as of the date first written above.

COMPANY:

QUANTUMSCAPE CORPORATION, a Delaware corporation

By:	/s/ Jagdeep Singh
Jagdeep Singh, Chief Executive Officer

[Signature Page to QuantumScape Corporation Series F Closing Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Closing Agreement as of the date first written above.

QUANTUMSCAPE BATTERY:

QUANTUMSCAPE BATTERY, INC., a Delaware corporation

By:	/s/ Jagdeep Singh
Jagdeep Singh, Chief Executive Officer

[Signature Page to QuantumScape Corporation Series F Closing Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Closing Agreement as of the date first written above.

INVESTOR:

VOLKSWAGEN GROUP OF AMERICA INVESTMENTS, LLC, a Delaware limited liability company

By:	/s/ Kevin Duke

Name:	Kevin Duke

Title:	VP & Secretary

[Signature Page to QuantumScape Corporation Series F Closing Agreement]